UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-14534
Precision Drilling Corporation*
(Exact name of registrant as specified in its charter)
4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)
Trust Units
(Title of each class of securities covered by this Form)
Trust Units
(Titles of all classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
*	This Form 15 relates to the termination of the registration of the Trust Units of Precision Drilling Trust (the “Trust Units”) under Section 12(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the suspension of the duty to file reports in respect of the Trust Units under Section 15(d) of the Exchange Act, and does not relate to or affect the registration of any securities or any reporting obligations of Precision Drilling Corporation, which is its successor by operation of Rule 12g-3 under the Exchange Act. The Trust Units were removed from registration under Section 12(b) of the Exchange Act upon the effective date of the Form 25 filed pursuant to the Exchange Act on June 2, 2010.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Precision Drilling Corporation, as successor to Precision Drilling Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PRECISION DRILLING CORPORATION (as successor to Precision Drilling Trust)
Date: September 15, 2010	By:	/s/ Joanne L. Alexander
		Name:	Joanne L. Alexander
		Title:	Vice President, General Counsel and Corporate Secretary

2